Exhibit 99.1

Pembina Pipeline Corporation First Quarter 2012 Conference Call and Webcast

CALGARY, April 25, 2012 /CNW/ - Pembina Pipeline Corporation (TSX: PPL, PPL.DB.C, PPL.DB.E, PPL.DB.F, NYSE: PBA) announced that it will release its first quarter 2012 results on Thursday, May 3, 2012.  A conference call and webcast have been scheduled for the next day Friday, May 4, at 9:00 a.m. MT (11:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 11, 2012 at 11:59 p.m. ET.  To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 72466961.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering http://event.on24.com/r.htm?e=453896&s=1&k=2C8C2F59CCA01EA3C57985701E6AA180 in your web browser.  Shortly after the call, an audio archive will be posted on the website for 90 days.

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 12:37e 25-APR-12